AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

21 October 2005

[redacted]

05012422

RECEIVED
2005 NOV -9 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad ("Amsteel") under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 19 October 2005, Re: 1)Disposal of 5,000,002 ordinary shares of RM1.00 each fully paid representing more than 50% but less than 51% of the issued and paid-up ordinary share capital of Inverfin Sdn Bhd ("Inverfin") to Menara Citi Holding Company Sdn Bhd ("MCHC") 2) Put Option by Amsteel to MCHC and Call Option by MCHC to Amsteel in respect of the remaining 2,000,001 ordinary shares of RM1.00 each fully paid in Inverfin owned by Amsteel; and

2) General Announcement dated 20 October 2005, Re: Proposed disposal of a piece of freehold land by Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel to Public Mutual Berhad or its nominees for a total cash consideration of RM58.997 million.

Please contact the undersigned if you have any query.

PROCESSED
NOV 1 0 2005
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

11/9

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 19/10/2005 05:38:13 PM
Reference No AA-051019-4E96E

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

1) DISPOSAL OF 5,000,002 ORDINARY SHARES OF RM1.00 EACH FULLY PAID REPRESENTING MORE THAN 50% BUT LESS THAN 51% OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF INVERFIN SDN BHD ("INVERFIN") TO MENARA CITI HOLDING COMPANY SDN BHD ("MCHC") ("DISPOSAL")

2) PUT OPTION BY AMSTEEL TO MCHC AND CALL OPTION BY MCHC TO AMSTEEL IN RESPECT OF THE REMAINING 2,000,001 ORDINARY SHARES OF RM1.00 EACH FULLY PAID IN INVERFIN OWNED BY AMSTEEL ("PUT AND CALL OPTIONS")

(HEREINAFTER REFERRED TO AS "THE PROPOSALS")

* **Contents :-**

Reference is made to the announcements on 18 October 1999, 26 October 1999, 5 November 1999, 14 February 2000, 13 March 2000 and 27 June 2000 in respect of the Proposals. The Board of Directors of Amsteel Corporation Berhad ("Amsteel") wishes to announce that the Put and Call Options which has a tenure of six years commencing from 18 October 1999 had expired on 18 October 2005.

At the close of the business on 18 October 2005, none of the parties to the Put and Call Options exercise their options. Hence, the Put and Call Options lapsed on 18 October 2005 and the same does not have any effect on the earnings and net tangible assets of the Amsteel Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

19 OCT 2005

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 20/10/2005 06:44:47 PM
Reference No AA-051020-B02B8

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL OF A PIECE OF FREEHOLD LAND BY LION PLAZA SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF AKURJAYA SDN BHD, WHICH IS IN TURN WHOLLY-OWNED BY AMSTEEL CORPORATION BERHAD ("AMSTEEL " OR THE "COMPANY") TO PUBLIC MUTUAL BERHAD OR ITS NOMINEES FOR A TOTAL CASH CONSIDERATION OF RM58.997 MILLION

* **Contents :-**

1. INTRODUCTION

The Board of Directors of Amsteel ("Board") wishes to announce that Lion Plaza Sdn Bhd (" Lion Plaza" or the "Vendor"), a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel, had issued a letter of offer dated 17 October 2005 ("LO" or the " Offer") to Public Mutual Berhad ("Public Mutual"), whereby Public Mutual had on 20 October 2005 accepted the Offer for the purchase by Public Mutual or its nominees ("Purchaser") of a piece of freehold land held under Geran 652, Lot 59, Seksyen 57, Bandar Dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq foot) ("the said Land") for a total cash consideration of RM58.997 million ("Proposed Disposal").

2. INFORMATION ON THE SAID LAND

The said Land is located along Jalan Raja Chulan, within the prime commercial centre of Kuala Lumpur and is in between The Weld shopping mall and office tower and Menara Affin and has dual frontages facing Jalan Raja Chulan and Jalan Tengah other notable landmarks in the vicinity include Bangunan Arab-Malaysia, Wisma MPL, Kompleks Kewangan, Menara Aetna-Universal, Wisma Boustead and Wisma Goldhill.

The said Land is currently vacant (undeveloped) and is presently used as a temporary car park. Basement retaining walls along three sides of the lot boundaries of the said Land was previously constructed by Lion Plaza in 1997 for a proposed commercial development on the said Land but the project was subsequently discontinued due to the regional financial crisis. In connection with the previous development proposal, approximately 1,145 square meters of the said Land was required to be surrendered under the development approvals issued by the relevant authorities and application for such surrender was submitted by Lion Plaza and was endorsed on the document of title to the said Land.

AMSTEEL CORPORATION BERHAD (20667-M)

The said Land is presently charged to RHB Sakura Merchant Bankers Berhad ("RHB Sakura") as security trustee and is earmarked for divestment under the Amsteel Group's corporate and debt restructuring scheme.

3. INFORMATION ON THE PURCHASER

The Purchaser, Public Mutual Berhad is a subsidiary of Public Bank Berhad and is the largest private unit trust company in Malaysia.

4. BASIS FOR DETERMINING THE DISPOSAL PRICE

The disposal consideration for the Proposed Disposal of RM58.997 million ("Disposal Price") was arrived at on a willing buyer-willing seller basis after taking into consideration the market value of the said Land of RM56.320 million as appraised by Messrs CH Williams Talhar & Wong Sdn Bhd ("Valuer") a firm of independent professional valuers as set out in their Valuation Report dated 11th October 2005. The said Land was valued using the Comparison Method and counter checked by the Residual Method. The valuation has not taken into consideration the partially constructed basement retaining walls as these structures were constructed pursuant to an earlier development approval from the authorities, which has since lapsed.

The Disposal Price on an "as-is-where-is" basis (with existing basement retaining walls as described in section 2 above) based on the original land area of the said Land as stated in the document of title free from all encumbrances but subject to all conditions of title, whether express or implied and to any restrictions in interests including the land surrender endorsement together with vacant possession is for RM58.997 million.

The Disposal Price represents a premium of RM2.677 million or 4.75% (or premium of RM38.00 per square foot) above the market value as ascertained by the Valuer.

5. SALIENT TERMS AND CONDITIONS OF THE OFFER

The salient terms and conditions of the LO are set out in Table 1 below. A formal sale and purchase agreement ("SPA") shall be signed within 14 days after acceptance of the LO.

6. DETAILS OF THE PAYMENT TERMS FOR THE PROPOSED DISPOSAL

The payment terms of the Proposed Disposal are set out in Table 2 below.

The Earnest Money and Balance of Deposit shall be released to the Vendor or RHB Sakura within 3 working days from the Unconditional Date after the Purchaser's receipt of the redemption statement issued by the present chargee and the fulfillment of the conditions precedent.

7. RATIONALE FOR THE PROPOSED DISPOSAL

The Proposed Disposal is in line with the Amsteel Group's corporate and debt restructuring scheme which is to rationalise the Amsteel Group's financial position and to further streamline its operation by divesting its non-core and peripheral assets and businesses.

For illustration purposes, the Proposed Disposal will result in an estimated net cash inflow to the Amsteel Group of approximately RM53.626 million (after taxation and incidental costs), which

AMSTEEL CORPORATION BERHAD (20667-M)

will be utilised for the repayment to the lenders under the Amsteel Group's debt restructuring scheme. Based on the rate applicable to the bonds to be repaid of 6% per annum, the Amsteel Group is expected to have a savings of approximately RM3.218 million per annum upon completion of the Proposed Disposal.

In addition, the Proposed Disposal will result in an estimated net gain of approximately RM17.486 million (after taxation and other incidental costs) to complete the Proposed Disposal and the book value of the said Land, as at 30 June 2005 is RM36.140 million.

8. FINANCIAL EFFECTS

i) Share Capital

The Proposed Disposal will not have any effect on the issued and paid-up share capital of Amsteel, as the Proposed Disposal does not involve any issuance of shares.

ii) Shareholding Structure

The Proposed Disposal will not have any effect on the substantial shareholders' shareholding as the Proposed Disposal does not involve any issuance of shares.

iii) Earnings

The Proposed Disposal upon completion is expected to result in an estimated net gain of approximately RM17.486 million to the Amsteel Group for the financial year ending 30 June 2006.

iv) Net Tangible Assets ("NTA")

On a proforma basis, the Proposed Disposal is expected to increase the NTA per share of the Amsteel Group by 1.3 sen based on the audited consolidated balance sheet as at 30 June 2005.

9. APPROVALS REQUIRED

The Proposed Disposal is subject to the approval of the following: -

(i) FIC;

(ii) The shareholders of the Vendor and its ultimate holding company, Amsteel;

(iii) The shareholders of the Purchaser; and

(iv) Any other relevant authorities, if required.

10. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

To the best knowledge of the Board, none of the Directors and major shareholders of the Company or persons connected with them has any interest, direct or indirect, in the Proposed Disposal.

11. DIRECTORS' RECOMMENDATION

AMSTEEL CORPORATION BERHAD (20667-M)

The Board of Amsteel, having taken into consideration all aspects of the Proposed Disposal, is of the opinion that the Proposed Disposal is fair and reasonable, and is in the best interest of Amsteel and its shareholders.

12. DOCUMENTS FOR INSPECTION

The LO in respect of the Proposed Disposal and the Valuation Report from Messrs CH Williams Talhar and Wong Sdn Bhd will be made available for inspection during normal office hours of the Company on any weekday (except public holidays) at the registered address of the Company at Level 46, Menara Citibank, 165, Jalan Ampang, 50450, Kuala Lumpur for a period of three (3) months from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

(i)	Condition Precedents		▪ The approval of the Foreign Investment Committee ("FIC") pursuant to the FIC Guidelines to be obtained by the Purchaser;
			▪ The approval of the shareholders of the Vendor and its ultimate holding company, Amsteel, to be procured by the Vendor; and
			▪ The approval of the shareholders of the Purchaser to be procured by the Purchaser;
			within 90 days from the date of execution of the SPA in respect of the sale of the said Land ("Conditional Period") subject to an automatic extension of a further 30 days if required. The fulfillment of the last of the above conditions precedent shall be the Unconditional Date.
(ii)	Completion of SPA		▪ Within 90 days from the fulfillment of the last of the Condition Precedents ("Completion Date") or an extension of another 30 days ("Extended Completion Date") subject to the Purchaser paying interests at the rate of 8% per annum for the extended period.
(iii)	Redemption of title of the said Land		▪ the Vendor shall within 30 days from the date of the SPA forward to the Purchaser the current redemption statement and undertaking to discharge issued by RHB Sakura Merchant Bank Bhd ("RHB Sakura") as security trustee and the Vendor shall authorise the Purchaser to redeem the said Land from RHB Sakura from the Balance Disposal Price.

AMSTEEL CORPORATION BERHAD (20667-M)

			▪ If RHB Sakura takes more than 10 working days to release the original title of the said Land, the duly executed discharge of charge and the duplicate of charge, from the date of the payment of the redemption sum, then the period within which the Purchaser has to pay the Balance Disposal Price or any outstanding portion thereof shall be extended accordingly and such delay shall not be counted against the Purchaser and no interest shall be payable by the Purchaser on the Balance Disposal Price or any outstanding portion thereof on such extended period.

Table 2

	RM Million
Earnest Money (equivalent to 2% of the Disposal Price shall be paid by the Purchaser to the Purchaser's solicitors as stakeholders immediately upon acceptance of the Offer)	1.180
Balance of Deposit (equivalent to 8% of the Disposal Price to be paid by the Purchaser to the Purchaser's solicitors as stakeholders upon execution of the SPA)	4.720
Balance Disposal Price (equivalent to 90% of the Disposal Price to be paid by the Purchaser to the Vendor before or by the Completion Date or the Extended Completion Date, as the case may be)	53.097
Total Disposal Price	**58.997**

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary 20 OCT 2005